Filed Pursuant to Rule 424(B)(3)
Registration No. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 13 DATED DECEMBER 7, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 9 dated October 22, 2015, Supplement No. 10 dated November 12, 2015, Supplement No. 11 dated November 18, 2015 and Supplement No. 12 dated November 24, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	our entry into agreements to purchase two multifamily communities.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of December 3, 2015, we had accepted aggregate gross offering proceeds of approximately $415.3 million related to the sale of 41.7 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of December 3, 2015, approximately 59.1 million shares of our common stock remain available for sale in our primary offering, and approximately 9.2 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Probable Real Estate Investments

The Boulder Property

On December 1, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Boulder, Colorado (the “Boulder Property”) from an unaffiliated seller. The Boulder Property is a multifamily community with 216 units located on an approximately 24-acre site with amenities, including but not limited to a swimming pool and a business center.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $2.5 million. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.5 million of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Boulder Property only after satisfaction of agreed upon closing conditions. The purchase price of the Boulder Property is approximately $65.2 million plus closing costs. We intend to fund the purchase of the Boulder Property with proceeds from this offering.

The Boulder Property encompasses approximately 183,615 rentable square feet. The Boulder Property was constructed in 1991 and is currently 96% leased. The average occupancy rate of the Boulder Property during each of the last four years was as follows:

Year	Average Occupancy Rate
2014	89%
2013	96%
2012	96%
2011	98%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last four years for the Boulder Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$1,238
2013	$1,272
2012	$1,208
2011	$1,171

The seller of the Boulder Property was unable to provide 2010 information with respect to the average occupancy rate and the average effective monthly rental rate per unit. We believe that the Boulder Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Boulder Property. We intend to renovate the common areas and upgrade the unit interiors.

The Naperville Property

On December 1, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Naperville, Illinois (the “Naperville Property”) from an unaffiliated seller. The Naperville Property is a multifamily community with 319 units located on an approximately 19-acre site with amenities, including but not limited to a swimming pool and a fitness center.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $2.5 million. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.5 million of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Naperville Property only after satisfaction of agreed upon closing conditions. The purchase price of the Naperville Property is approximately $66.7 million plus closing costs. We intend to fund the purchase of the Naperville Property with proceeds from this offering.

The Naperville Property encompasses approximately 326,630 rentable square feet. The Naperville Property was constructed in 1997 and is currently 94% leased. The average occupancy rate of the Naperville Property during each of the last four years was as follows:

Year	Average Occupancy Rate
2014	94%
2013	96%
2012	96%
2011	98%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last four years for the Naperville Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2014	$1,383
2013	$1,344
2012	$1,318
2011	$1,228

The seller of the Naperville Property was unable to provide 2010 information with respect to the average occupancy rate and the average effective monthly rental rate per unit. We believe that the Naperville Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Naperville Property. We intend to renovate the common amenities and upgrade the unit interiors.

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